Filed by NewCleo Ltd.

 pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

 Subject Company: NewHold Investment Corp III

 (Commission File No.: 001-42541)

The following is a joint press release by NewHold Investment Corp. III and NewCleo Ltd. made on August 10, 2026:

NewHold Investment Corp. III and newcleo Ltd. Announce Effectiveness of Registration Statement on Form F-4 with the SEC in Connection With Proposed Business Combination and Nasdaq Listing

•	Extraordinary General Meeting of NHIC shareholders to approve business combination is scheduled for September 17, 2026

•	The combined company is to be named “newcleo plc” and is expected to trade on the Nasdaq under the ticker symbol “NWCL”

Paris, France and New York, NY – August 10, 2026 -- NewHold Investment Corp. III (NASDAQ: NHIC) (“NewHold”), and newcleo Ltd. (“newcleo”), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, announced that on August 7, 2026, the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (“Registration Statement”) filed by newcleo with the SEC in connection with the previously announced proposed business combination.

“The SEC’s confirmation of effectiveness of our Registration Statement is an important milestone on our path to becoming a public company, and we look forward to our public listing on the Nasdaq as a pioneer in advanced nuclear technology,” said Stefano Buono, CEO of newcleo. “Going public will enable us to advance our reactor deployment and fuel manufacturing capabilities across Europe and the United States, delivering a competitive solution to the world's clean energy needs while reducing existing and future nuclear waste liabilities.”

"Reaching effectiveness of the Registration Statement marks a significant milestone in our path toward completing our Business Combination with newcleo and bringing a differentiated nuclear energy platform to the public markets,” said Kevin Charlton, CEO of NewHold. “We believe newcleo's advanced technology and highly-experienced team position the combined company to play an important role in meeting the world's growing demand for clean, reliable energy."

In connection with the proposed business combination, an Extraordinary General Meeting (“Extraordinary General Meeting”) of NHIC shareholders is expected to be held at 9:00 am ET on September 17, 2026, for shareholders of record as of close of business on August 7, 2026, the record date to vote on proposals to approve the transactions comprising the business combination. Further information about the Extraordinary General Meeting and associated voting procedures are contained in a definitive proxy statement filed by NHIC with the SEC on August 10, 2026. NHIC stockholders of record are encouraged to carefully review the disclosures and voting information in advance of the Extraordinary General Meeting.

Background Information on NewHold and newcleo’s Business Combination

NewHold entered into a business combination agreement with newcleo on May 27, 2026. The proposed business combination, which has been approved by the Boards of Directors of NewHold and newcleo, is expected to close in the second half of 2026 and is subject to approval by NewHold’s shareholders, and other customary closing conditions. Following consummation of the transaction, the combined company will operate as newcleo plc and is expected to be listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “NWCL”.

Founded in 2021, newcleo is pioneering the next generation of nuclear technologies through its advanced modular lead-cooled fast reactors (LFRs) utilizing mixed-oxide (MOX) fuel – a proven nuclear fuel made from reprocessed nuclear waste and nuclear materials – to create safe, clean and competitive nuclear energy. newcleo’s technology platform builds on established nuclear technology principles with proprietary and modernized reactor and fuel manufacturing approaches, alongside an innovative and vertically integrated business model, enabling the closure of the nuclear fuel cycle and addressing three critical challenges of the nuclear industry: costs, safety and waste management.

The proposed business combination is expected to provide up to $429 million in gross proceeds to newcleo from a combination of PIPE proceeds of $220 million and up to $209 million of cash held in the NewHold trust account, before accounting for redemptions and transaction expenses.

About newcleo

newcleo is an innovative nuclear energy company developing AMRs cooled by liquid lead, and facilities to produce nuclear fuel from recycled nuclear waste, with the goal of delivering abundant, competitive, low-carbon energy. The company was founded by physicist-entrepreneur Stefano Buono following the USD $3.9 billion sale of his previous venture – Nasdaq-listed nuclear medicine company Advanced Accelerator Applications – to Novartis. With, approximately USD $780 million in private funding, and more than 900 highly skilled employees across Europe and the United States, the company has built a network of over 100 industry partnerships and supports its growth through the targeted acquisition and vertical integration of key companies in the nuclear supply chain.

For more information visit www.newcleo.com/investors/

About NewHold Investment Corp. III

NewHold Investment Corp III is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While NewHold may pursue a business combination in any sector, NewHold’s primary focus is on growing industrial and business services companies. NewHold is led by an experienced management team with Kevin Charlton as Chief Executive Officer, Samy Hammad as President and Chief Operating Officer and Polly Schneck as Chief Financial Officer. For more information visit https://nhicspac.com.

Contacts

For investors:

newcleo@icrinc.com

For media:

European media inquiries

media@newcleo.com

U.S. media inquiries

newcleo@icrinc.com

Important Information for Investors and Shareholders

Newcleo filed the Registration Statement with the SEC, which includes a preliminary proxy statement of NewHold and a prospectus of newcleo (the “Proxy Statement/Prospectus”) in connection with the proposed business combination between NewHold and newcleo (the “Business Combination”), the private placements of securities in connection with the Business Combination (the “Private Placement Transactions”), and the other transactions contemplated by the Business Combination Agreement (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The Registration Statement was declared effective on August 6, 2026, and the definitive proxy statement and other relevant documents will be mailed to shareholders of record of NewHold as of the close of business on August 7, 2026 for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. NewHold and/or newcleo will also file other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF NEWHOLD AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH NEWHOLD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWHOLD, NEWCLEO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by NewHold and newcleo, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: NewHold Investment Corp. III, 110 W. 40th St., Suite 802, New York, NY 10018, or to: newcleo Ltd., 55 South Audley Street London, W1K 2QH, United Kingdom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

NewHold, newcleo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination. A list of the names of NewHold’s directors and executive officers and information regarding their interests in the Business Combination and their ownership of NewHold’s securities is, or will be, contained in NewHold’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination, including the names and interests of newcleo’s directors and executive officers, is set forth in the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization, with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of NewHold or newcleo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Business Combination between NewHold and newcleo; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; newcleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of NewHold and newcleo and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NewHold, newcleo, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain NewHold shareholder approval or satisfy other closing conditions; (4) the inability to complete any Private Placement Transactions or other financing arrangements on the expected terms, or at all; (5) changes to the structure, timing or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans, operations, relationships with customers, suppliers, regulators, partners and employees, or newcleo’s ability to retain key personnel; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to fund and execute newcleo’s technology development, licensing, manufacturing, fuel supply and commercialization plans; (9) risks related to newcleo’s early stage of development, limited operating history and expected need for substantial additional capital to develop, license, construct and commercialize its technologies and facilities; (10) risks related to the development, demonstration, licensing and deployment of advanced nuclear technologies, including newcleo’s lead-cooled fast reactor technology and mixed-oxide fuel strategy; (11) risks related to technical performance, engineering, manufacturing, construction, supply chain, fuel availability, cost estimates, project delays, cost overruns, corrosion, materials performance, safety, reliability and other development or operational challenges; (12) risks related to obtaining, maintaining or complying with required regulatory approvals, permits, authorizations, licenses and export control approvals in the United States, the United Kingdom, France, Italy, the European Union and other jurisdictions in which newcleo may operate; (13) changes in market, regulatory, political and economic conditions affecting the nuclear energy industry, advanced reactor development, energy markets, capital markets and infrastructure financing; (14) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (15) the level of redemptions of NewHold’s public shareholders, which may reduce the amount of cash available to the combined company and may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of securities of NewHold or newcleo; (16) risks related to increased competition in the industries in which newcleo will operate; (17) risks related to changes in U.S. or foreign laws and regulations applicable to nuclear energy, export controls, sanctions, trade restrictions, foreign investment, environmental protection, health and safety, securities and public company reporting; (18) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, litigation, cybersecurity incidents, geopolitical developments or other macroeconomic conditions; (19) the risk of being considered to be a “shell company” by any stock exchange on which newcleo securities will be listed or by the SEC, which may impact the ability to list newcleo’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; and (20) other risks detailed from time to time in NewHold’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 1, 2026, the Registration Statement and Proxy Statement/Prospectus, and other documents filed by NewHold and newcleo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

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